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                        OHIO POWER COMPANY
                        COOK COAL TERMINAL
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 22977
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1998





                             CONTENTS



                                                          Page

Statements of Transfer Fee Billings                         1

Summary of Costs Incurred                                   2
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
                            OHIO POWER COMPANY
                            COOK COAL TERMINAL
                    STATEMENTS OF TRANSFER FEE BILLINGS
            BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1998
                                     July 1998                       August 1998                     September 1998
                             Tons      Fee        Amount    Tons         Fee       Amount    Tons        Fee        Amount
                                    (per ton)     (000)               (per ton)    (000)              (per ton)     (000)

SERVICE TO AFFILIATES
  Indiana - Kentucky
    Electric Corp:
    Cliffty Creek. . . . .      -      $ -        $ -          22,022   $1.46      $   32      157,388   $1.46      $  230

  Indiana Michigan Power
  Company and AEP Generating
  Company:
    Rockport Plant . . . .   821,068   $1.46       1,199      623,525   $1.46         910      622,442   $1.46         909

SERVICE TO NON-AFFILIATES    378,356   $1.39         526      502,738   $1.98         993      419,658   $1.89         792

    TOTAL. . . . . . . . . 1,199,424              $1,725    1,148,285              $1,935    1,199,488              $1,931
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
                            OHIO POWER COMPANY
                            COOK COAL TERMINAL
                         SUMMARY OF COSTS INCURRED
            BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1998
                                                                    Three
                                                                    Months
                                  July      August     September    Ended
                                  1998       1998         1998     9/30/98
                                              (in thousands)
Rents. . . . . . . . . . . . . . $  589     $  589      $  590     $1,768
Labor-UMW* . . . . . . . . . . .    197        228         214        639
Benefits-UMW*. . . . . . . . . .    148        159         114        421
Salaries and Benefits-Nonunion .     39         56          50        145
Material & Supplies. . . . . . .    288        119         189        596
Billed Services. . . . . . . . .     68         50         298        416
Taxes**. . . . . . . . . . . . .     51         51          54        156
Administrative and General . . .    152        175         166        493
Inventory Adjustments*** . . . .    (25)      (123)       (163)      (311)
Electricity. . . . . . . . . . .     92         90          87        269
Cost-of-Capital. . . . . . . . .     31         66          56        153

          Total. . . . . . . . . $1,630     $1,460      $1,655     $4,745


  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment.  These
    costs are reflected in employee benefits.
*** Represents the net change in transfer costs assigned to coal inventory at the terminal.
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